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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

26 August, 2003

TELIASONERA AB
(Translation of registrant's name into English)

Markackagatan 11 S-123 86 Farsta, Sweden
(Address of principal executive offices)

0-30340
(Commision File Number)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated 26 August, 2003, announcing TeliaSonera to step up ownership in Omnitel.

Press Release
August 26, 2003

TeliaSonera to step up ownership in Omnitel

        TeliaSonera AB today announced that its wholly owned subsidiary Amber Mobile Teleholding AB, has reached an agreement with Motorola Lithuania Telecom Inc, a wholly owned subsidiary of Motorola Inc., to acquire Motorola's 35-percent shareholding in UAB Omnitel of Lithuania. TeliaSonera agreed to pay USD 117 million for Motorola's shares. The final closing of the deal is contingent on the approval of the transaction by the Lithuanian Competition Council. When the transaction is concluded, TeliaSonera will hold 90 percent of the shares in Omnitel.

        Since the merger between Finnish Sonera and Swedish Telia in December 2002, TeliaSonera has pursued its aim of strengthening TeliaSonera as the leading mobile and fixed-line telecom operator in its core market, the Nordic-Baltic region. "Our aim has been to strengthen TeliaSonera's ownership position. The Omnitel deal is a clear manifestation of our strong long-term commitment to the region," TeliaSonera's CEO Anders Igel stated.

        As previously announced, Motorola has decided to exit the network management business and focus on their core competencies. Motorola remains committed to the Lithuanian market and will continue to supply Omnitel with infrastructure equipment and handsets.

        "Following Motorola's strategic shift, we received an offer to purchase their shares of UAB Omnitel which we found interesting and have accepted," said Kenneth Karlberg, President of TeliaSonera Norway, Denmark and the Baltic countries.

        UAB Omnitel, which was the first private telecommunications company established in Eastern Europe, is the largest mobile operator in the Baltic countries with 905,000 subscribers at the end of June 2003. The company presently has an overall market share of approximately 50 percent and is the leading choice of corporate customers.

        Omnitel has been highly successful in attracting new customers, adding 50,000 customers between April and June 2003. During the same period net sales rose by 17 percent to SEK 539 million (approx. LTL 200 million).

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of June 2003 TeliaSonera had in its home markets 9,705,000 mobile customers and 8,102,000 fixed customers and 1,498,000 internet customers. Outside its homemarkets TeliaSonera has extensive interests in growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and Nasdaq Stock Market in the USA. Pro forma Net sales January-June 2003 amounted to 40.6 billion SEK (EUR 4.4 billion). The number of employees was 27,750.

        "Omnitel has given an impressive performance and we are convinced that it will continue to contribute to the TeliaSonera Group as a whole. The strengthening of ties with TeliaSonera will secure the future knowledge transfer and services development," Mr Karlberg added.

        TeliaSonera AB will shortly file the required notification of concentration with the Lithuanian Competition Council, which will examine the deal.

        The Omnitel brand, which enjoys strong confidence among customers, will be retained.

Invitation to press conference in Vilnius

        Media representatives are invited to attend a press conference with Mr. Kenneth Karlberg, President of TeliaSonera Norway, Denmark and the Baltic countries and Mr Don Bartell, Vice President, Motorola Lithuania Telecom Inc.

The press conference will be held in Vilnius at 14.45 local time (13.45 CET, Stockholm time) today, 26 August, at Reval Hotel Lietuva, Zeta Room.

For further information journalists can contact:
Birgitta Grafström, Communications Manager, TeliaSonera Norway, Denmark, Baltic countries, tel: +46-(0)70-555 00 04

TeliaSonera's Press Office, tel: +46-(0)8-713 58 30

Omnitel

	2002		Jan-Jun 2002		Jan-Jun 2003
Net sales (SEK million)	1,840		859		978
Annual growth (%)	41		54		14
EBITDA (SEK million)	735		347		463
EBIT (SEK million)	382		177		272
CAPEX (SEK million)	606		342		170
Subscribers (000)	850	*	679	*	905	*

* At end of period

Shareholders before announced deal:
TeliaSonera 55%
Motorola 35%
Kazickas family 10%

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2003	TELIASONERA AB

	By:	/s/ JAN HENRIK AHRNELL Vice President and Legal Counsel

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SIGNATURES